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Exhibit 12.02

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS

						Nine Months Ended September 30,
	Year ended December 31,
In millions of dollars, except for ratios
	2003	2002(2)	2001(2)	2000(1)(2)	1999(1)(2)	2004	2003(3)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$10,364	$12,659	$20,090	$23,072	$17,687	$9,114	$7,618
Interest factor in rent expense	466	451	444	416	292	367	346
Dividends—Preferred Stock	103	126	168	180	232	71	79

Total fixed charges	$10,933	$13,236	$20,702	$23,668	$18,211	$9,552	$8,043

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$26,333	$20,537	$20,519	$19,297	$16,247	$16,653	$19,420
Fixed charges (excluding preferred stock dividends)	10,830	13,110	20,534	23,488	17,979	9,481	7,964

Total income	$37,163	$33,647	$41,053	$42,785	$34,226	$26,134	$27,384

Ratio of income to fixed charges excluding interest on deposits	3.40	2.54	1.98	1.81	1.88	2.74	3.40

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$17,271	$21,248	$31,793	$36,459	$28,498	$15,367	$13,085
Interest factor in rent expense	466	451	444	416	292	367	346
Dividends—Preferred Stock	103	126	168	180	232	71	79

Total fixed charges	$17,840	$21,825	$32,405	$37,055	$29,022	$15,805	$13,510

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$26,333	$20,537	$20,519	$19,297	$16,247	$16,653	$19,420
Fixed charges (excluding preferred stock dividends)	17,737	21,699	32,237	36,875	28,790	15,734	13,431

Total income	$44,070	$42,236	$52,756	$56,172	$45,037	$32,387	$32,851

Ratio of income to fixed charges including interest on deposits	2.47	1.94	1.63	1.52	1.55	2.05	2.43

(1)
On November 30, 2000, Citigroup completed its acquisition of Associates First Capital Corporation (Associates) in a transaction accounted for as a pooling of interests.

(2)
On Aug 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC) (an indirect wholly-owned subsidiary of Citigroup on Dec 31, 2001). Following the distribution, Citigroup began reporting TPC separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(3)
Reclassified to conform to the current period's presentation.

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CITIGROUP INC. CALCULATION OF RATIO OF INCOME TO FIXED CHARGES INCLUDING PREFERRED STOCK DIVIDENDS